NovaGold Resources Inc.

First Quarter 2012
Interim Condensed Consolidated Financial Statements

February 29, 2012

(Unaudited)

2	NovaGold Resources Inc.
Q1 2012

Consolidated Balance Sheets – Unaudited

		in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Assets
Current assets
Cash and cash equivalents (note 8)	342,576	60,572	150,167
Trade and other receivables (note 9)	13,891	13,973	525
Deposits and prepaid amounts	1,814	1,635	1,702
Inventories (note 10)	476	491	7,690
	358,757	76,671	160,084

Trade and other receivables – non-current (note 9)	4,136	4,137	4,262
Property, plant and equipment (note 11)	1,426	1,610	1,607
Mineral properties (note 12)	510	510	27,366
Assets held for distribution to the shareholders (note 7)	31,395	31,034	-
Equity investment – Donlin Gold (note 5)	2,301	2,596	1,889
Equity investment – Galore Creek (note 6)	384,050	386,525	364,839
Investments (note 13)	4,527	4,525	5,683
Investment tax credits	3,221	3,221	3,271
Reclamation deposits (note 16)	21,976	8,901	8,944
Total assets	812,299	519,731	577,945
Liabilities
Current liabilities
Trade and other payables	9,596	14,802	7,523
Current portion of decommissioning liabilities (note 16)	25,155	26,574	7,110
Current portion of long-term liabilities (note 12(a))	-	-	12,245
	34,751	41,376	26,878

Convertible notes (note 14)	66,473	66,880	61,313
Embedded derivative liability – convertible notes (note 14)	29,710	58,660	90,465
Decommissioning liabilities (note 16)	2,523	2,602	2,326
Deferred liability	3,909	4,030	-
Derivative liability – warrants (note 15)	35,021	54,818	658,841
Promissory note (note 5)	64,824	65,979	63,034
Deferred income tax	5,872	6,887	16,752
Other liabilities	141	153	11,594
Total liabilities	243,224	301,385	931,203

Shareholders’ equity
Share capital (note 17)	1,643,421	1,288,917	1,117,870
Contributed surplus	8,138	8,629	8,629
Warrants (note 17)	409,074	440,221	-
Share-based payments (note 17)	46,490	38,013	31,453
Deficit	(1,602,070)	(1,618,839)	(1,512,662)
Accumulated other comprehensive income (loss)	64,022	61,405	1,452
Total equity	569,075	218,346	(353,258)
Total liabilities and equity	812,299	519,731	577,945
Nature of operations (note 1)
Commitments (notes 5, 6 and 19)
Subsequent events (note 23)

(See accompanying notes to condensed consolidated financial statements)

These consolidated financial statements are authorized for issue by the Board of Directors on April 10, 2012. They are signed on the Company’s behalf by:

/s/ Rick Van Nieuwenhuyse, Director	/s/ Tony Giardini, Director
Approved by the Board of Directors

NovaGold Resources Inc.	3
Q1 2012

Consolidated Statements of Comprehensive Income – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
	$	$

Decommissioning liabilities (note 16)	1,651	-
Corporate development and communication	72	108
Foreign exchange gain	(1,411)	(26,592)
General and administrative	1,515	807
Mineral property expenses	907	747
Professional fees	1,054	333
Project care and maintenance	2,574	2,583
Salaries	3,225	2,469
Salaries – share-based payments (Note 17)	10,088	3,837
Share of losses – Donlin Gold (note 5)	3,623	4,621
Share of losses – Galore Creek (note 6)	4,065	17,544
Other loss	25	34
Operating loss	27,388	6,491

Finance income (note 21)	(629)	(134)
Finance expense (note 21)	3,805	3,709
Finance costs – net	3,176	3,575

Gain on derivative liability (note 15)	(18,543)	(19,350)
Gain on embedded derivative liability (note 14)	(27,778)	(6,914)
Income for the period before income taxes	15,757	16,198
Income tax recovery	1,012	4,646
Income for the period	16,769	20,844

Other comprehensive income

Unrealized gains on available-for-sale investments (note 13)	2	1,650
Exchange gains on translating foreign subsidiaries	2,612	2,555
Income tax recovery (expense)	3	(356)
Other Comprehensive income for the period	2,617	3,849

Total Comprehensive income for the period	19,386	24,693
Income (loss) per share
Basic	0.07	0.09
Diluted	(0.01)	(0.15)
Basic weighted average number of shares (thousands)	249,997	232,084
Diluted weighted average number of shares (thousands)	254,364	239,145

(See accompanying notes to condensed consolidated financial statements)

4	NovaGold Resources Inc.
Q1 2012

Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

in thousands of Canadian dollars,
except share amounts

	Share capital
							Accumulated
					Share		other
			Contributed		based	Accumulated	comprehensive
	Shares	Amount	surplus	Warrants	payments	deficit	income	Total
	(thousands)	$	$	$	$	$	$	$

Balance, December 1, 2010	225,992	1,117,870	8,629	-	31,453	(1,512,662)	1,452	(353,258)
Net income for the period	-	-	-	-	-	20,844	-	20,844
Other comprehensive income	-	-	-	-	-	-	3,849	3,849
Exercise of warrants	7,100	100,203	-	-	-	-	-	100,203
Conversion of foreign currency warrants	-	-	-	463,025	-	-	-	463,025
Exercise of options	242	662	-	-	(600)	-	-	62
Share-based payments	-	-	-	-	3,366	-	-	3,366
Performance share unit vesting	-	-	-	-	474	-	-	474
Deferred share unit grants	-	-	-	-	33	-	-	33
Balance, February 28, 2011	233,334	1,218,735	8,629	463,025	34,726	(1,491,818)	5,301	238,598
Shares held by a wholly- owned subsidiary	9	-	-	-	-	-	-	-
Balance, February 28, 2011	233,343	1,218,735	8,629	463,025	34,726	(1,491,818)	5,301	238,598

Balance, November 30, 2011	239,976	1,288,917	8,629	440,221	38,013	(1,618,839)	61,405	218,346
Net income for the period	-	-	-	-	-	16,769	-	16,769
Other comprehensive income	-	-	-	-	-	-	2,617	2,617
Issued pursuant to financing	35,000	316,417	-	-	-	-	-	316,417
Exercise of options	158	193	-	-	(193)	-	-	-
Exercise of warrants	2,492	34,830	-	(31,147)	-	-	-	3,683
Issued for vested PSU	87	177	-	-	(317)	-	-	(140)
Excess value over fair value	-	-	(491)	-	-	-	-	(491)
Performance share unit Share-based payments	313	2,887	-	-	8,385	-	-	11,272
Performance share unit vesting	-	-	-	-	559	-	-	559
Deferred share unit grants	-	-	-	-	43	-	-	43
Balance, February 29, 2012	278,026	1,643,421	8,138	409,074	46,490	(1,602,070)	64,022	569,075
Shares held by a wholly- owned subsidiary	9	-	-	-	-	-	-	-
Balance, February 29, 2012	278,035	1,643,421	8,138	409,074	46,490	(1,602,070)	64,022	569,075

(See accompanying notes to condensed consolidated financial statements)

NovaGold Resources Inc.	5
Q1 2012

Consolidated Statements of Cash Flows - Unaudited

	in thousands of Canadian dollars
	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
	$	$
Cash flows used in operating activities
Net income for the period	16,769	20,844
Items not affecting cash
Depreciation	137	41
Decommissioning liabilities	1,651	-
Finance costs	3,262	3,691
Deferred income tax recovery	(1,015)	(4,646)
Foreign exchange gain	(4,438)	(33,749)
Share-based payments	10,088	3,874
Gain on derivative liability	(18,542)	(19,350)
Gain on embedded derivative liability	(27,778)	(6,914)
Share of losses – Donlin Gold (note 5)	3,623	4,621
Share of losses – Galore Creek (note 6)	4,065	17,544
Cash funding – Donlin Gold (note 5)	(3,420)	(5,447)
Cash funding – Galore Creek (note 6)	(1,591)	-
Net change in non-cash working capital
Decrease (increase) in trade and other receivables, deposits and prepaid amounts	18	(1,335)
Decrease in trade and other payables and current decommissioning liabilities	(6,850)	(904)
	(24,021)	(21,730)
Cash flows from financing activities
Proceeds from issuance of common shares – net	316,417	61
Proceeds from warrant exercises – net	3,685	10,692
Payroll and withholding tax on issuance of performance share units	(630)	-
Payment of note payable	-	(11,921)
	319,472	(1,168)
Cash flows used in investing activities
Acquisition of property, plant and equipment	-	(32)
Increase in reclamation bonds	(13,625)	-
Increase in accounts receivable	-	8
	(13,625)	(24)
Effect of foreign exchange rate on cash & cash equivalents	178	549
Increase (decrease) in cash and cash equivalents during the period	282,004	(22,373)
Cash and cash equivalents – beginning of period	60,572	150,167
Cash and cash equivalents – end of period	342,576	127,794

Supplemental disclosure
Interest received	86	134
Interest paid	-	-

(See accompanying notes to condensed consolidated financial statements)

6	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

1	Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) was incorporated under the Companies Act (Nova Scotia) on December 5, 1984. NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has a portfolio of mineral properties located principally in Alaska, U.S. and British Columbia, Canada.

The Donlin Gold project in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership (“Galore Creek partnership” or “the Partnership”) owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited (“Teck”). The Ambler project in Alaska is 100% owned by NovaCopper Inc., a wholly-owned subsidiary of NovaGold.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE Amex. The Company’s head office is located at 2300 – 200 Granville Street, Vancouver, BC, Canada V6C 1S4.

2	Basis of preparation and adoption of IFRS

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with previous Canadian generally accepted accounting principles (“Previous Canadian GAAP”). In 2010, the Handbook of the Canadian Institute of Chartered Accountants was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards for years beginning on or after January 1, 2011. Accordingly, the Company has prepared its consolidated interim financial statements effective as of April 10, 2012 in accordance with the current Canadian GAAP, which has adopted IFRS as if the accounting policies, as described in note 3, had always been in effect subject to certain transition elections. Note 22 discloses the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those disclosed in our consolidated annual financial statements for the year ended November 30, 2011.

3	Accounting policies

Statement of compliance with IFRS

These condensed consolidated interim financial statements have been prepared in accordance with and using accounting policies in full compliance with the IFRS issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Basis of presentation

The Company’s consolidated financial statements include the accounts of NovaGold Resources Inc. and its subsidiaries, NovaGold Canada Inc., Copper Canyon Resources Inc. (“Copper Canyon”), NovaCopper Inc., Alaska Gold Company (“AGC”) and NovaGold Resources Alaska, Inc. All significant inter-company transactions are eliminated on consolidation.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

All figures are in Canadian dollars except where noted.

NovaGold Resources Inc.	7
Q1 2012

Notes to Condensed Consolidated Financial Statements

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the normal course of the Company’s activities. Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Inventories

Inventories consist of supplies and spare parts to be consumed in operations and are stated at the lower of cost and net realizable value. Supplies inventory was purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized.

Property, plant and equipment

Property, plant and equipment (“PP&E”) are recorded at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of PP&E consists of the purchase price, any cost directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PP&E, less their estimated residual value and begins when the asset is substantially put into service. Depreciation of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% and 33%. Depreciation of leasehold improvements is calculated on a straight-line basis over the term of the lease.

An item of PP&E is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Borrowing costs directly attributable to the construction or acquisition of qualifying assets are capitalized directly to the cost of the qualifying asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, these borrowings shall be determined as the actual borrowing costs incurred on that borrowing. To the extent that the funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing cost shall be determined by applying capitalization rate to the expenditures on that asset.

Where an item of PP&E consists of major components with different useful lives, the components are accounted for as separate items. Expenditures incurred to replace a component of an item of PP&E that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

8	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

Residual values and estimated useful lives are reviewed at least annually.

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral property expenditure

Mineral property expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Mineral property expenditures are expensed as incurred except for expenditures associated with the acquisition of mineral property assets through a business combination or asset acquisition; all other property maintenance costs are expensed as they incur. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Acquisition costs are only capitalized to the extent that these costs can be related directly relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Mineral properties are assessed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral properties attributable to that area of interest are first tested for impairment and then reclassified to Construction costs within Property, plant and equipment.

Recoverability of the carrying amount of any mineral property assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Interests in joint ventures

Joint ventures involve a contractual arrangement can establish joint control. A joint venture can take the form of a jointly controlled entity, jointly controlled operations or a jointly controlled asset. A jointly controlled entity is an entity in which we share joint control over the strategic, financial and operating decisions through the establishment of a corporation or partnership. The Company’s investments in the Donlin Gold project and the Galore Creek project are jointly controlled entities. All jointly controlled entities are accounted for using the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings or losses of the investee, as computed by the consolidation method. Cash funding increases the carrying value of the investment. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

Impairment

Assets are reviewed for impairment indicators at each reporting date. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its net recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). These are typically the individual mines or exploration projects. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment at each reporting date.

NovaGold Resources Inc.	9
Q1 2012

Notes to Condensed Consolidated Financial Statements

When a recoverable amount is assessed using discounted cash flow techniques, the estimates are based on the detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36.

The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and reclamation and closures costs.

Provisions and decommissioning liabilities

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as finance costs.

Provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in corresponding capitalized cost, except where a reduction in cost is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those of site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

Current and deferred income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investment in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

10	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional and presentation currency. The Company’s key subsidiaries and joint venture with U.S. dollar functional currency are: Alaska Gold Company, LLC., NovaGold Alaska Inc., NovaCopper Inc., NovaCopper U.S. Inc., and Donlin Gold LLC.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or cost’. All other foreign exchange gains and losses are presented in the income statement within foreign exchange gain (loss).

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

Foreign operations

The results and financial position of all the entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

(b)

Income and expenses for each statement of income are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.

(c)	All resulting exchange differences are recognized as a separate component of equity, accumulated other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

NovaGold Resources Inc.	11
Q1 2012

Notes to Condensed Consolidated Financial Statements

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Share-based payments

The Company operates a share-based compensation plan and a performance share units (“PSUs”) plan, under which the entity receives services from employees as consideration for equity instruments (options or shares) of the Company. The fair value for the share units are recognized in earnings over the related service period. The total amount to be expensed related to options is determined by reference to the fair value of the options granted:

  including any market performance conditions;

  excluding the impact of any service and non-market performance vesting conditions; and

  including the impact of any non-vesting conditions .

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value for stock options is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, and the fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU, to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period.

The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs.

The Company grants directors deferred share units (“DSUs”), whereby each DSU entitles the directors to receive one common share of the Company when they retire from the Company. The fair value of the DSUs is measured at the date of the grant in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. The fair value is recognized in earnings over the related service period.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer that makes strategic decisions.

Financial instruments

Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

12	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

(a) Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are financial assets and liabilities held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading. Assets and liabilities in this category include embedded derivatives and derivatives.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for where maturities are greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company’s loans and receivables comprise cash and cash equivalents, trade and other receivables, and reclamation deposits.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets include investments that are held at fair value.

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement in the period in which they arise.

Financial liabilities such as accounts payables and convertible debt is carried at amortized costs; whereas embedded derivatives and derivatives liabilities are carried at fair value through gain or loss recognized in the statement of comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of the finance expense.

Impairment of financial assets

(a) Assets carried at amortised cost

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The group first assesses whether objective evidence of impairment exists. Some of the criteria utilized to determine if there is objective evidence of an impairment loss includes financial difficulty of the obligor, default or delinquency of payments, bankruptcy or other financial reorganisation, change in the active market for that financial asset, or other observable data indicating a decrease in estimated future cash flows.

NovaGold Resources Inc.	13
Q1 2012

Notes to Condensed Consolidated Financial Statements

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount is reduced and the amount of the loss is recognised in the consolidated statement of income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognised impairment loss is recognised in the consolidated statement of income.

(b) Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the carrying amount and the current fair value –is removed from equity and recognized in the consolidated statement of income. If, in a subsequent period, the fair value of an instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income.

New accounting pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015 and IAS1 which is after December 1, 2012, with earlier application permitted. The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

  IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

  IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

  IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

14	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

  IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

  IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

  There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

  IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

  IFRS 7 Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

4	Significant accounting estimates and judgments

The preparation of these consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amount of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences. Revisions to the accounting estimates are recognized in the period in which the estimates are revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amount of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

i.	the recoverability of carrying amount of investments and mineral properties;
ii.	the inputs used in determining fair value of embedded derivative (note 14) and derivative instruments (note 15);
iii.	the inputs used in accounting for share-based compensation expense in profit or loss (note 17); and
iv.	the inputs in determining the best estimate of decommissioning liability (note 16).

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

NovaGold Resources Inc.	15
Q1 2012

Notes to Condensed Consolidated Financial Statements

5	Equity investment - Donlin Gold

On December 1, 2007, together with Barrick Gold U.S. Inc., the Company formed a limited liability company (“Donlin Gold LLC”) to advance the Donlin Gold project in Alaska. Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Gold LLC require the approval of both companies. As part of the Donlin Gold LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s expenditures of US$128.6 million at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of NovaGold’s share of future mine production cash flow. The Company has recorded US$13.9 million in accrued interest since the inception of the promissory note. As of February 29, 2012, the Company recorded $64.8 million in promissory note with $0.8 million in interest expense related to this promissory note for the quarter. Interest on this long-term debt is expensed. Both parties are currently sharing development costs on a 50/50 basis.

Under IAS 31, the Company determined that Donlin Gold LLC is a jointly controlled entity and consequently accounts for its investment Donlin Gold LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor's pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The investment in Donlin Gold LLC is accounted for using the equity method as follows:

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Balance – beginning of period	2,596	1,889
Funding	3,421	22,044
Share of losses	(3,623)	(21,353)
Foreign exchange	(93)	16
Balance – end of period	2,301	2,596

The following amounts represent the Company’s 50% share of the assets, liabilities, and results of operations of Donlin Gold LLC:

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Cash, prepaid and other receivables	3,030	3,544
Property, plant and equipment	99,656	102,737
Accounts payables and accrued liabilities	(1,300)	(1,521)
Net assets	101,386	104,760

	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
	$	$
Depreciation	38	22
Mineral property expenditures	3,595	4,599
Total expenses	3,634	4,621

The Company’s share of commitments contracted by Donlin Gold at February 29, 2012 is $1.5 million.

6	Equity investment – Galore Creek

The Galore Creek Partnership was formed in May 2007 to advance the Galore Creek project in British Columbia, Canada, with Teck Metals Ltd. Teck Metals Ltd was able to earn a 50% interest in the Galore Creek project by funding approximately $520.0 million in project development costs. The Galore Creek Partnership funding arrangement was amended following the November 2007 decision to suspend construction activities at the project, and again in February 2009. Under the amended agreement, Teck was responsible for funding all costs for the Galore Creek project up to approximately $373.3 million, at which point the Company and Teck have equally funded all costs for the Galore Creek project.

16	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

For the three months ended February 29, 2012, the Company and Teck each contributed $1.6 million. The Galore Creek Partnership is a jointly controlled entity under IAS 31 accounted for under the equity method of accounting.

The investment in the Galore Creek project is accounted for using the equity method as follows:

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Balance – beginning of period	386,524	364,839
Purchase of Copper Canyon	-	46,013
Funding	1,591	14,061
Share of losses	(4,065)	(38,389)
Balance – end of period	384,050	386,524

The following amounts represent the Company’s 50% share of the assets, liabilities, and results of operations of the Galore Creek Partnership:

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Cash, prepaid and other receivables	884	3,831
Property, plant and equipment, mineral properties, and reclamation bond	342,069	303,043
Accounts payables and accrued liabilities	(676)	(2,671)
Reclamation bond LT and payable to related party	(8,989)	(9,079)
Net assets	333,288	295,124

	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
	$	$
Amortization	1,620	1,602
Care & maintenance expenses	733	1,242
Mineral property expenditures	1,712	921
Impairment of power transmission rights	-	13,779
Total expenses	4,065	17,544

The Company’s share of commitments contracted by the Galore Creek Partnership’s operating entity, the Galore Creek Mining Corporation, at February 29, 2012 is $0.5 million.

7	Assets held for distribution to the shareholders

On November 16, 2011 the Company announced its intention to spin-out the Ambler project by way of a plan of arrangement to distribute 100% of the outstanding common shares of NovaCopper Inc. (“NovaCopper”) which holds, through its wholly-owned subsidiary, the Ambler project located in Northwestern Alaska, to shareholders of the Company. Under the arrangement, each shareholder of the Company will receive one share of NovaCopper for every six shares of the Company held on the effective date of the arrangement.

As a result of the intention to spin out NovaCopper, which holds the Ambler project, the Company has accounted for the Ambler project’s historical mineral properties acquisition costs as an asset held for sale at February 29, 2012.

NovaGold Resources Inc.	17
Q1 2012

Notes to Condensed Consolidated Financial Statements

The proposed arrangement was approved by the Company’s board of directors and, subsequent to the quarter ended February 29, 2012, the favorable vote of NovaGold’s securityholders was obtained as a special securityholders’ meeting on March 28, 2012. The completion of the arrangement is subject to court approval and the satisfaction of certain other conditions.

8	Cash and cash equivalents

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Cash at bank	342,576	60,572	150,167
Cash and cash equivalents	342,576	60,572	150,167

The Company’s cash is held with a large Canadian bank with an S&P rating of AA-. As of February 29, 2012, the Company had US$345.0 million in cash, which assuming that all variables remain constant, a 3% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $10.4 million in the Company’s net profit or loss.

9	Trade and other receivables

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Trade receivables	614	637	440
Note receivable	13,109	13,319	-
Receivables from related parties	4,304	4,154	4,347
	18,027	18,110	4,787
Current portion	13,891	13,973	525
Non-current portion: receivables	16	17	142
Non-current portion: receivables from related parties (a)	4,120	4,120	4,120
	18,027	18,110	4,787

(a)	Funding securing reclamation bond held by the Galore Creek project.

On March 14, 2011, the Company divested its patented alluvial gold mining claims near Nome, Alaska, held by AGC, for a purchase price of US$21.0 million to be paid in three installments over two years. A total of US$14.0 million is due in 2012. The Company was to be provided with a letter of credit for US$4.0 million as an environmental reclamation bond which was revised on July 25, 2011 to a cash payment in lieu to the Company. The Company used a discount rate of 20.0% to discount the 2012 payment. As of November 30, 2011, the Company recorded a discounted value of $13.3 million in note receivable.

The carrying amount of the Company’s note receivable is denominated in the U.S. currency:

	in thousands of US dollars
	February 29, 2012	November 30, 2011
	US$	US$
Beginning balance	13,055	-
Inception of receivable	-	11,980
Early payment	(344)	-
Accretion income of receivable for the period	537	1,075
USD	13,248	13,055

The Company has a lien of all the land and other assets related to the Alluvial land sale as collateral security for this receivable.

18	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

10	Inventories

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Supplies (a)	-	-	7,009
Gold	481	481	481
Foreign exchange	(5)	10	200
Total inventories	476	491	7,690

(a)

During the year ended November 30, 2011, management reviewed the valuation of its supplies inventory and recorded a net write down $6.9 million to reflect the decrease from cost to net realizable value. This write down is due to the decision to initiate closure of the Rock Creek mine during the year ended November 30, 2011.

11	Property, plant and equipment

in thousands of Canadian dollars
			Office	Leasehold
	Land	Equipment	furniture and	improvements	Vehicle	Total
Cost:	$	$	equipment	$	$	$
			$
Balance as at December 1, 2010	1,265	-	1,520	575	79	3,439
Additions	-	1,464	121	53	-	1,638
Disposals	(1,078)	-	-	-	(79)	(1,157)
Cumulative translation adjustment	(59)	47	-	-	-	(12)
Balance as at November 30, 2011	128	1,511	1,641	628	-	3,908
Additions		-	2	-	-	2
Cumulative translation adjustment	(4)	(45)	3	-	-	(46)
Balance as at February 29, 2012	124	1,466	1,646	628	-	3,864

Depreciation:
Balance as at December 1, 2010	-	-	(1,449)	(327)	(56)	(1,832)
Current period depreciation	-	(341)	(105)	(65)	-	(511)
Disposals	-	-	-	-	56	56
Cumulative translation adjustment	-	(11)	-	-	-	(11)
Balance as at November 30, 2011	-	(352)	(1,554)	(392)	-	(2,298)
Current period depreciation	-	(128)	(13)	(16)	-	(157)
Cumulative translation adjustment	-	14	3	-	-	17
Balance as at February 29, 2012	-	(466)	(1,564)	(408)	-	(2,438)

Net book value:
As at December 1, 2010	1,265	-	71	248	23	1,607
As at November 30, 2011	128	1,159	87	236	-	1,610
As at February 29, 2012	124	1,000	82	220	-	1,426

NovaGold Resources Inc.	19
Q1 2012

Notes to Condensed Consolidated Financial Statements

12	Mineral properties

	in thousands of Canadian dollars
	Alaska, USA	Argentina
	Exploration and	Exploration and
	evaluation – Ambler	evaluation - San
	(a)(b)	Roque	Total
	$	$	$
Balance as at December 1, 2010	27,252	114	27,366
Additions	4,076	396	4,472
Cumulative translation adjustment	(294)	-	(294)
Reclassification to asset held for sale (note 7)	(31,034)	-	(31,034)
Balance as at November 30, 2011	-	510	510
Balance as at February 29, 2012	-	510	510

(a)

On January 11, 2010, the Company purchased 100% of the Ambler property in northern Alaska, which hosts the copper-zinc-silver Arctic and Bornite deposits. As consideration, the Company issued 931,098 shares with a fair value of US$5 million (Canadian equivalent: $5.2 million) and has made cash payments totalling US$24 million to the vendor. The vendor retains a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

(b)	The Company incurred $0.6 million of mineral properties expenses for the Ambler property in the quarter ended February 29, 2012.

13	Investments

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Available-for-sale investments	4,527	4,525	5,683
Total investments	4,527	4,525	5,683

Investments classified as available-for-sale are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at February 29, 2012 was $4.1 million (2011: $4.1 million) and total unrealized holding gains for the period ended February 29, 2012 was $0.002 million (2011: $0.2 million). The balance includes 3,125,000 shares in TintinaGold Resources Inc. (cost: $1.4 million; fair value at February 29, 2012: $1.6 million) and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at February 29, 2012: $0.9 million), both companies have a director and a major shareholder in common with NovaGold.

14	Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating US$2.9 million ($3.5 million), for net proceeds of US$ 92.2 million ($93.2 million). Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. The conversion rate and accordingly the number of shares issuable will adjust as a result of the NovaCopper spin out in accordance with the terms of the Notes. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

20	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

As the Notes are denominated in US dollars, a currency different from the functional currency of the Company, an embedded derivative is recognized as a liability. The embedded derivative is recorded at fair value and re-measured each period with the movement being charged to the Statement of Operations. The Notes are classified as a liability, less the portion relating to the embedded derivative feature ($49.5 million). As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.7 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

The fair value of the embedded derivative has been estimated using the Black-Scholes pricing model as it is considered as a Level 3 financial instrument in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each period are provided below.

		in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Average risk-free interest rate	1.22%	1.10%	2.53%
Expected life	3.17	3.42	4.42
Expected volatility	68.80%	78.43%	81.03%
Expected dividends	Nil	Nil	Nil

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Beginning balance	66,880	61,313
Accretion expense of debt discount for the period	1,647	5,745
Foreign exchange revaluation	(2,054)	(178)
Convertible notes	66,473	66,880

Beginning balance	58,660	90,465
Gain on embedded derivative liability	(27,778)	(29,761
Foreign exchange revaluation	(1,172)	(2,044)
Embedded derivative liability - convertible notes	29,710	58,660

15	Derivative liability – warrants

The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price denominated in U.S. dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency are classified as a derivative liability based on the evaluation of the warrant’s settlement provisions, and carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the Statement of Operations.

In January 2011, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The expiry date remains unchanged at January 2013. The terms of the remaining 5.1 million warrants were unchanged. The conversion of the currency denomination on these warrants permanently crystallized the fair value of these warrants, for purposes of determining future transfers to share capital upon exercise of these warrants.

The fair value of the derivative for the warrants has been estimated using the Black-Scholes pricing model as it is considered as Level 3 financial instrument in the fair value hierarchy with significant unobservable inputs. Assumptions used in the pricing model for each period are provided below.

NovaGold Resources Inc.	21
Q1 2012

Notes to Condensed Consolidated Financial Statements

		in thousands of Canadian dollars
	February 29, 2012	November 30, 2011	December 1, 2010
	$	$	$
Average risk-free interest rate	1.10%	1.01%	1.75%
Expected life	0.90 years	1.15 years	2.15 years
Expected volatility	65.16%	59.38%	85.21%
Expected dividends	Nil	Nil	Nil

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Derivative balance – beginning of the period	54,819	658,841
Gain on derivative liability for the period	(18,543)	(28,529)
Foreign exchange revaluation	(1,255)	(485,982)
Conversion of warrants to equity	-	(89,511)
Derivative balance – end of the period	35,021	54,819

16	Decommissioning liabilities

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Beginning balance	29,176	9,192
Increases to existing provisions	1,651	20,268
Used during year	(2,280)	(865)
Exchange differences	(869)	581
Total	27,678	29,176

Analysis of total provisions:

	in thousands of Canadian dollars
	February 29, 2012	November 30, 2011
	$	$
Non-current	2,523	2,602
Current	25,155	26,574
Total	27,678	29,176

The Company’s decommissioning liabilities consist of reclamation and closure costs for Rock Creek and Nome Gold projects. Both projects were impaired in previous years, thus all additional estimates to the decommissioning liabilities are expensed directly to the statement of comprehensive income. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

The liability for reclamation and closure cost obligations at February 29, 2012 is $27.7 million (2011: $29.2 million).

The Company has commenced its cash outflows for the reclamation and closure cost obligations for the Rock Creek Mine and the Nome Gold projects and expects to substantially complete the reclamation and closure obligation in the next 12 months. The total obligation for the Rock Creek mine is $26.4 million and for Nome Gold Mine is $1.3 million.

As required by regulatory authorities, at February 29, 2012, the Company had cash reclamation deposits totaling $22.0 million (2011: $8.9 million). These deposits are invested in high interest U.S. dollar bank account and bears interest at rate of 0.05% per annum and are not readily accessible to the Company.

22	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

17	Share capital

Authorized
          1,000,000,000 common shares, no par value
          10,000,000 preferred shares issuable in one or more series

(a) Share Capital

In January 2012, the Company issued 313,675 shares to the outgoing and incoming CEOs as part of their employment agreements.

On February 7, 2012, the Company completed an equity financing and issued 35,000,000 common shares at US$9.50 per common share for gross proceeds of US$332.5 million. The net proceeds to the Company, after deducting underwriters’ fees and issuance expenses of $14.6 million, were $316.4 million.

(b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost over the tranche’s vesting period over the respective vesting period for the stock options.

For the period ended February 29, 2012, the Company granted 2,557,150 (2011: 1,064,700) stock options at a weighted average fair value of $11.11 (2011: $14.53) and recognized a share-based payments charge of $8.4 million (2011: $3.1 million) for options granted to directors, employees and consultants in accordance with IFRS 2, net of forfeitures. For the period ended February 29, 2012, 268,874 options were exercised at a weighted average exercise price of $4.10. As of February 29, 2012, there were 1,922,730 non-vested options outstanding with a weighted average exercise price of $10.48; the non-vested stock option and PSU expense not yet recognized was $8.5 million (2011: $9.7 million); and this expense is expected to be recognized over the next two years.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model for the period are as provided below.

	in thousands of Canadian dollars
	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
Weighted average share price	$11.11	$14.53
Average risk-free interest rate	0.99%	2.00%
Exercise price	$11.11	$14.53
Expected life	3.0 years	2.5 years
Expected volatility	66.41%	74.66%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

(c) Warrants

During the period, 2,491,600 share purchase warrants were exercised for total proceeds of $3.7 million.

NovaGold Resources Inc.	23
Q1 2012

Notes to Condensed Consolidated Financial Statements

(d) Performance share units

The Company has a Performance Share Unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance criteria are based on the Company’s performance relative to a representative group of other mining companies and the TSX index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for recipients no longer at the Company on vesting date.

For the period ended February 29, 2012, the Company recognized a share-based payment charge against income of $0.5 million (2011: $0.5 million) for PSUs vested to employees.

(e) Deferred share units

The Company has a deferred share unit (“DSU”) plan that provides for the issuance of DSUs in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the period ended February 29, 2012, the Company recognized a share-based payment charge against income of $0.04 million (2011: $0.03 million) for the DSUs granted to directors during the period.

18	Related party transactions

Services rendered

During the quarter ended February 29, 2012, the Company provided exploration and management services to the following companies: $3,000 (2011: $20,000) to Alexco, a related party having two common directors; $1,000 (2011: $30,000) to TintinaGold, a related party having one director and a major shareholder in common; US$50,000 (2011: $400,000) to Donlin Gold LLC; and office rental and services totaling $250,000 (2011: $131,000) to GCMC. At February 29, 2012, the Company had $4.3 million receivable from related parties.

Key management compensation

Key management includes the executive officers of the Company which includes the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

	in thousands of Canadian dollars
	February 29, 2012	February 29, 2011
	$	$
Salaries and other short term employee benefits	1,162	382
Share-based payment (a)	3,500	1,689
Total	4,662	2,071

(a)	The share-based payment for the quarter ended February 29, 2012 includes 116,599 shares granted to the Company’s new CEO.

24	NovaGold Resources Inc.
Q1 2012

Notes to Condensed Consolidated Financial Statements

19	Commitments

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at February 29, 2012 are approximately as follows.

in thousands of Canadian dollars
February 29, 2012
$
2012	463
2013	576
2014	580
2015	662
2016	776
Thereafter	581

20	Segmented information

The Company has one operating segment in exploration development of mineral properties. The Chief Executive Officer considers the business from a geographic perspective considering the performance of our business units. Segment information is provided on each of the material projects individually in notes 5, 6 and 7.

21	Net finance costs

	in thousands of Canadian dollars
	February 29, 2012	February 28, 2011
	$	$
Interest received from bank account	(86)	(134)
Accretion income from note receivable	(543)	-
	(629)	(134)
Interest on promissory note (note 5)	855	800
Interest on convertible debt (note 14)	2,950	2,909
Total	3,176	3,575

22	Transition to International Financial Reporting Standards

These are the Company’s first consolidated financial statements prepared in accordance with IFRS. The IFRS accounting policies are presented in note 2 and have been applied in preparing the financial statements for the period ended February 29, 2012, the comparative information and the opening balance sheet at the date of transition of December 1, 2010.

The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these first IFRS condensed consolidated financial statements.

(a) First-time adoption exemptions applied

IFRS 1, which governs the first time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening balance sheet at the Company’s transition date, and allows certain exemptions on the transition to IFRS. The elections we have elected to apply and are considered significant to the Company include:

NovaGold Resources Inc.	25
Q1 2012

Notes to Condensed Consolidated Financial Statements

  Foreign currency: IFRS 1 allows the Company to exempt themselves from the retrospective application of IAS 21 The Effects of Changes in Foreign Exchange Rates. Cumulative translation differences that existed at the date of transition are recorded to opening retained earnings.

  Deemed cost: IFRS 1 allows the Company to individually measure items of property, plant and equipment, land, and mineral properties at fair value at transition or an event-driven valuation under prior GAAP. The Company has elected to apply this exemption to its Rock Creek property, as under Canadian GAAP the value has previously been impaired.

  Share-based payment transactions: IFRS 1 allows the Company to exempt themselves from the retrospective application of IFRS 2 for all options vested at the transition date. Adjustments were made for all options unvested at transition to comply with the requirements of IFRS 2.

  (b) Reconciliations of shareholders’ equity

  Reconciliations between the previous Canadian GAAP and IFRS Consolidated Balance Sheet at December 1, 2010, February 28, 2011 and November 30, 2011 are provided below:

	in thousands of Canadian dollars
		December 1, 2010	February 28, 2011	November 30, 2011
	Note	$	$	$
Total shareholders’ equity under previous
Canadian GAAP		611,214	563,781	510,780
Galore Creek Partnership	(i)	(198,666)	(170,792)	(172,217)
Derivative liability - warrants	(ii)	(658,841)	(61,767)	(54,819)
Convertible notes	(iiI)	(89,896)	(78,329)	(58,138)
Future income tax	(iv)	(16,752)	(12,366)	(6,952)
Changes related to functional currency	(v)	(317)	(1,929)	(310)
Total shareholders’ equity under IFRS		(353,258)	238,598	218,344

  Notes to the reconciliations of equity at December 1, 2010, February 28, 2011 and November 30, 2011

i.	Galore Creek Partnership

  Under previous Canadian GAAP, the Company’s 50% interest in the Galore Creek Partnership was accounted for as a Variable Interest Entity in which the Company was the primary beneficiary resulting in consolidation of Galore Creek. Under IFRS, it has been determined that the Galore Creek Partnership is a jointly controlled entity and is accounted for under the equity method in accordance with the Company’s policy. The Company has adjusted, through opening deficit, the difference in accounting as if the Partnership was accounted for under the equity method since its formation in 2007.

  At December 1, 2010, total assets decreased by $221.4 million, liabilities decreased by $24.1 million, and equity decreased by $198.7 million as a result of the change in method of accounting. The impact to opening deficit was $98.6 million on transition date. The significant changes to the presentation of the balance sheet are a reduction in property, plant and equipment of $346.4 million, a reduction in mineral properties of $238.9 million, and the recognition of an equity investment in Galore Creek of $364.8 million as at December 1, 2010.

  At February 28, 2011, as a result of Galore Creek being accounted for under the equity method, total assets decreased by $187.3 million, liabilities decreased by $16.5 million, and equity decreased by $170.8 million from the amounts previously disclosed under previous Canadian GAAP. For the period ended February 28, 2011, an equity loss of $17.5 million was recognized for Galore Creek. Due to the change in accounting, exploration and development, project care and maintenance, and general and administrative expenses decreased by $4.2 million for the same period. An asset impairment of $52.7 million, as well as a corresponding impact to deferred income tax recovery of $7.2 million was reversed relating to the impairment of the Galore Creek power transmission rights.

26	NovaGold Resources Inc.
Q1 2012

  Notes to Condensed Consolidated Financial Statements

  The loss for the period attributable to non-controlling interest of $15.9 million under previous Canadian GAAP was also removed.

  At November 30, 2011, total assets decreased by $191.2 million, liabilities decreased by $19.0 million, and equity decreased by $172.2 million. For the year ended November 30, 2011, an equity loss of $38.4 million was recognized for Galore Creek. Due to the change in accounting, exploration and development, project care and maintenance, and general and administrative expenses decreased by $38.4 million for the same period. An asset impairment of $61.0 million, as well as a corresponding impact to deferred income tax recovery of $7.3 million, was reversed relating to the impairment of the Galore Creek power transmission rights and equipment recognized under Canadian GAAP.

  The loss for the year attributable to non-controlling interest of $37.1 million under previous Canadian GAAP was also removed.

ii.	Derivative liability – warrants

  The Company has outstanding warrants which are denominated in U.S. dollars. Under the previous Canadian GAAP, the Company’s outstanding warrants were accounted for as an equity instrument at a historical value determined at the time of issuance. Under IFRS, as the warrants are denominated in a currency other than the functional currency of the Company, the warrants are a derivative liability, recorded at fair value and marked-to-market through the statement of loss.

  At December 1, 2010, a derivative liability of $658.8 million was recognized under IFRS with an increase to opening deficit on transition of $666.7 million. Share capital increased by $36.4 million to account for previously exercised warrants prior to transition, and warrants decreased by $28.5 million upon the recognition of the liability.

  As discussed in note 15, during the first quarter of 2011, 37.1 million warrants were amended to change the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. At the transaction date, the fair value of the warrants converted of $463.0 million was transferred from the derivative liability to equity.

  At February 28, 2011, the derivative liability under IFRS was $61.8 million. The change from previous Canadian GAAP to IFRS resulted in an increase to share capital of $121.8 million and an increase to warrants (equity) of $438.6 million. For the three months ended February 28, 2011, a gain on derivative liability of $19.3 million and a foreign exchange gain of $25.2 million were recognized under IFRS.

  At November 30, 2011, the derivative liability was $54.8 million, and the change resulted in an increase to share capital of $143.6 million and an increase to warrants (equity) of $416.9 million. For the year ended November 30, 2011, a gain on derivative liability of $28.5 million and a foreign exchange gain of $23.0 million were recognized.

iii.	Convertible notes

  The Company has convertible notes outstanding which are denominated in U.S. dollars. As the Company’s functional currency is Canadian dollars, under IFRS, the convertible notes host an embedded derivative liability which is recorded at fair value each period with changes recognized through the statement of loss. Under previous Canadian GAAP, the instrument was accounted for as a compound instrument with equity and liability components.

  On transition, the impact to opening deficit was an increase of $46.5 million along with the recognition of the embedded derivative liability of $90.5 million, a reduction to the liability component of $0.6 million, and a reduction to the equity component of $43.4 million.

  At February 28, 2011, the embedded derivative liability was $78.8 million, the liability component decreased by $0.5 million and the equity component of $43.4 million was removed. For the three months ended February 28, 2011, a gain on the embedded derivative of $6.9 million and a gain on foreign exchange of $4.7 million were recognized under IFRS.

NovaGold Resources Inc.	27
Q1 2012

  Notes to Condensed Consolidated Financial Statements

  At November 30, 2011, the embedded derivative liability was $58.7 million, the liability component decreased by $0.5 million, and the equity component of $43.4 million was removed. For the year ended November 30, 2011, a gain on the embedded derivative of $29.8 million and a gain on foreign exchange of $2.0 million were recognized under IFRS.

iv.	Deferred income tax

  Under previous Canadian GAAP, the Company recognized a future income tax liability on asset acquisitions where the accounting basis was greater than the tax basis. Under IFRS, the initial recognition exemption does not allow for the recognition of a deferred income tax liability on asset acquisitions.

  In the second quarter of 2011, the Company acquired Copper Canyon Resources which resulted in the recognition of a future income tax liability under previous Canadian GAAP. Under IFRS, the deferred income tax liabilities and the corresponding asset of $14.4 million were eliminated in the period ended November 30, 2011.

  As discussed above under (a), the Galore Creek Partnership is accounted for as an equity investment under IFRS. Previously, under previous Canadian GAAP, the Partnership was accounted for using the inside basis method of accounting for deferred income tax. Under IFRS, as an equity investment, the Partnership is accounted for under the outside basis method.

  Under IFRS, deferred income tax liabilities of $16.8 million, $12.4 million, and $6.9 million were recognized for the Galore Creek Partnership as at December 1, 2010, February 28, 2011 and November 30, 2011, respectively. For the three months ended February 28, 2011, a deferred income tax recovery of $4.4 million was recognized and for the year ended November 30, 2011, a deferred income tax recovery of $9.9 million was recognized.

v.	Changes in functional currency

  Under previous Canadian GAAP, subsidiaries that were not self-sustaining were translated under the temporal method. Under IFRS, it was determined that the Company had several entities with a U.S. dollar functional currency. As a result of the change in functional currency, the impact to equity was $0.3 million, $1.9 million and $0.3 million at December 1, 2010, February 28, 2011 and November 30, 2011, respectively.

vi.	Flow-through shares

  Under previous Canadian GAAP, the future income tax expense for the losses renounced to investors and the premium received on the equity offering of flow-through shares is recorded to share capital. Under IFRS, the deferred income tax expense and premium are recognized through the statement of loss. At December 1, 2010, a reclassification of $4.2 million was recognized increasing share capital and decreasing opening retained earnings for historical flow-through share offerings.

vii.	Share-based payments

  Under IFRS, the Company’s recognition of share-based payments has been accounted for under the graded vesting method. At transition, there is no impact to equity. For the three months ended February 28, 2011 and for the year ended November 30, 2011, share-based payments expense increased by $0.3 million and $ 1.2 million, respectively.

(c)	Reconciliation of total comprehensive income

  A reconciliation between the previous Canadian GAAP and IFRS total comprehensive income for the period ended February 28, 2011 and the year ended November 30, 2011 is provided below.

28	NovaGold Resources Inc.
Q1 2012

  Notes to Condensed Consolidated Financial Statements

		in thousands of Canadian dollars
		February 28, 2011	November 30, 2011
	Note	$	$
Comprehensive loss under previous Canadian GAAP		66,062	191,779
Loss (income) adjustments
Galore Creek Partnership	(i)	(32,175)	(53,685)
Derivative liability - warrants	(ii)	(44,538)	(51,487)
Convertible notes	(iii)	(11,567)	(31,758)
Deferred income tax	(iv)	(4,386)	(9,800)
Changes in functional currency	(v)	4,167	61,478
Share-based payments	(vi)	299	1,179
Comprehensive loss (income) adjustments
Changes related to functional currency	(v)	(2,555)	(61,485)
Comprehensive (income) loss under IFRS		(24,693)	46,221

(d)	Statement of cash flows

  The transition to IFRS did not have a material impact on the Company’s net cash flows except for the presentation of its joint venture of GCMC which has deconsolidated under IFRS thus reducing the overall cash balance by GCMC’s cash balance at the year ending November 30, 2011 and year beginning December 1, 2010.

23	Subsequent events

  On March 14, 2012, the U.S. Environmental Protection Agency (“USEPA”) notified NovaGold by letter that it intends to seek penalties for alleged violations of the Clean Water Act (“CWA”) at the Rock Creek Mine. These alleged violations relate to storm water discharges during 2009-2011. The letter affords NovaGold the opportunity to enter into discussions with USEPA regarding a potential settlement prior to the government formally pursuing any enforcement action. NovaGold has subsequently begun such communications with USEPA with the goal of reaching an administrative settlement. In initial discussions with USEPA, government representatives indicated that if the matter can be resolved administratively, therefore the Company believes the maximum penalty for all of the alleged violations would be US$177,500.

  On March 19, 2012, a major shareholder of the Company announced its intention to exercise the remainder of 32,737,278 warrants held with an exercise price of $1.48 per warrant. The Company anticipates to receive proceeds of approximately $48.4 million from the warrants exercise and issue 32,737,278 common shares.

  On March 28, 2012, the shareholders of the Company approved a plan of arrangement (“Arrangement”) in which the Company will distribute its interest in NovaCopper to its shareholders. Each shareholder will receive one share in NovaCopper for every six shares of NovaGold held on the effective date of the Arrangement. The Arrangement is expected to be effective on or about April 30, 2012. Completion of the Arrangement is subject to court approval and the satisfaction of certain other conditions.

NovaGold Resources Inc.	29
Q1 2012